January 23, 2026

James Manning
Chief Executive Officer
SharonAI Holdings, Inc.
745 5th Ave, Suite 500
New York, NY 10151

       Re: SharonAI Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 16, 2026
           File No. 333-292798
Dear James Manning:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology